Exhibit 16.1

August 31, 2009

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on August 27, 2009, to be filed by our former client, Innotrac Corporation.  We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ BDO Seidman, LLP

cc:	Mr. Joel Marks, Audit Committee Chair
Mr. George Hare, Chief Financial Officer